INDEPENDENT AUDITOR’S CONSENT

We consent to the use in this Registration Statement on Form 40-F of Primero Mining Corp. (formerly Mala Noche Resources Corp.) (“Primero”) of (1) our report dated February 23, 2011 relating to the consolidated financial statements of Primero for the years ended December 31, 2010 and 2009; (2) our report dated April 28, 2010 related to the consolidated financial statements of Primero for the years ended December 31, 2009 and 2008; and (3) our report dated August 11, 2011 relating to the reconciliation from Canadian generally accepted accounting principles to United States generally accepted accounting principles of the Company appearing in this Registration Statement on Form 40-F dated August 11, 2011.

/s/ Deloitte & Touche LLP
Chartered Accountants
Vancouver, Canada
August 11, 2011